SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(1)	Name of the registrant: Granite Falls Energy, LLC

(2)	Name of person relying on exemption: Glacial Lakes Energy, LLC

(3)	Address of person relying on exemption: 301 20th Avenue S.E., Watertown, SD 57201

(4)	Written materials. Attached are written materials submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Glacial Lakes Energy to Oppose Proposed Amendments to

Granite Falls Energy Operating Agreement

Contact Information:	Jim Seurer, Chief Executive Officer
Glacial Lakes Energy, LLC
301 20th Avenue SE
Watertown, SD 57201
605-882-8480
jseurer@glaciallakesenergy.com

October 28, 2022 - Watertown, South Dakota

Dear Fellow Members of Granite Falls Energy:

As a member of Granite Falls Energy, LLC, you have received notice that there is a special meeting scheduled for Thursday, November 3, 2022, to vote on matters that will fundamentally impact our rights as members, namely amendments to the Operating Agreement and a reclassification of the membership units.

Glacial Lakes Energy will be voting our 5004 membership units (16.35% of the company) AGAINST Proposal No. 1 on the proposed amendments to Granite Falls’ Operating Agreement and AGAINST Proposal No. 2 on the reclassification of the units into Class A, B and C units. We hope that you will consider voting AGAINST as well.

Why is Glacial Lakes Energy voting against the amendments to the Operating Agreement and the reclassification of the units?

We believe these amendments will further reduce the value and transferability of units for members. In addition to dividing the membership units in Granite Falls Energy into three classes of units, with members owning 20 or fewer units left with reduced voting rights, the proposed amendments impose a 20% maximum ownership restriction on members.

We think this maximum ownership restriction acts like a “poison pill,” and will reduce unit value. As Granite Falls Energy’s largest owner, we believe this provision will directly and adversely affect the value of our 16.35% ownership stake and therefore we must and will oppose these amendments to protect the value of our investment in Granite Falls Energy.

Will the amendments restrict the value and transferability of my units?

Yes. The proposed amendments place greater restrictions on permitted transfers for all members. For example, Class A units may not be transferred to anyone other than an existing Class A holder without approval from the Board of Governors. The amendments also place additional transfer restrictions on Class B and C members of Granite Falls Energy owning 20 or fewer units, including limiting transfers of units to a member of the same class or to a single buyer or transferee, without approval from the Board of Governors, and prohibiting any transferee from owning or controlling more than 5% of the outstanding class units. The amendments prohibit transfers that result in the total number of Class A or B record holders exceeding 499 or in a Class A member (like Glacial Lakes Energy) owning more than 20% of the units of Granite Falls Energy. These transfer restrictions will interfere with resales, estate planning and other potential family transfers. Transfers to an administrator, executor or guardian, or involuntarily by operation of law or judicial decree, are still permitted.

aberdeen • Huron • Mina • Watertown

Is Glacial Lakes Energy is voting against the proposals?

Yes, we are voting against the proposals. We believe this action to disenfranchise Granite Falls’ members, to impose a maximum ownership limitation on members, and to place greater restrictions on permitted transfers will reduce the value and transferability of units for all members. For all of these reasons, we plan to vote against the proposed amendments.

When and where is the special meeting being held?

The special meeting will be held on Thursday, November 3, 2022, at Prairie’s Edge Casino Resort, 5616 Prairie’s Edge Lane, Granite Falls, Minnesota. Registration for the meeting will begin at 8:00 a.m. and the meeting will commence at approximately 9:00 a.m.

How do I vote against the amendments and the reclassification of the units?

You may vote against the amendments and the reclassification by attending the special meeting or by proxy. If you wish to vote by proxy:

▪	and you received a Notice of Internet Availability of Proxy Materials in the mail, the Notice provides instructions on how to download, print and complete the proxy card.

▪	and you received a full set of special meeting materials by mail, your proxy materials, including your proxy card, were enclosed.

You may vote against the amendments and the reclassification by filling out the proxy card and returning it as instructed to Christianson PLLP by fax, Attention: Christina Boike, at (320) 235-5962, or by mail at 302 SW 5th Street, Willmar, MN 56201, no later than 5:00 p.m. central time on Wednesday, November 2, 2022.

How do I request a copy of the proxy materials?

The proxy materials may be requested by calling or e-mailing Granite Falls’ Chief Financial Officer, Stacie Schuler, at 320-564-3100 or sschuler@granitefallsenergy.com or accessing www.granitefallsenergy.com and clicking on the link provided under “Investor Information.”

If I have already voted, how do I change my vote?

If you sent in a proxy card, you may revoke your proxy at any time prior to 5:00 p.m. central time on Wednesday, November 2, 2022, by delivering a written revocation and/or a new proxy card to Christianson PLLP, by fax, Attention: Christina Boike, at (320) 235-5962, or by mail at 302 SW 5th Street, Willmar, MN 56201, no later than 5:00 p.m. central time on Wednesday, November 2, 2022.

You may also revoke your proxy by attending the special meeting and delivering a written notice of revocation to the Chief Financial Officer, Stacie Schuler, at the commencement of the special meeting. Then you may vote at the special meeting.

But please note: If your units are held in the name of your brokerage firm, bank, fiduciary, trustee, custodian or other nominee, you will need to contact your brokerage firm, bank, fiduciary, trustee, custodian or other nominee to revoke any prior voting instructions or bring to the special meeting a legal proxy from your brokerage firm, bank, fiduciary, trustee, custodian or other nominee authorizing you to vote the units.

This communication is not a request for a proxy, or a request for a form of revocation, abstention, consent or authorization. Please DO NOT send us your proxy card; we are not able to vote your proxy nor does this communication contemplate such an event.

Sincerely,
GLACIAL LAKES ENERGY, LLC

James A. Seurer
Chief Executive Officer

About Glacial Lakes Energy, LLC

Glacial Lakes Energy is a four plant biorefinery operating in central and northeast South Dakota and solely owned by more than 4,100 shareholders of Glacial Lakes Corn Processors. On an annual basis, Glacial Lakes Energy purchases 125 million bushels of locally grown corn and efficiently converts it to more than 360 million gallons of clean transportation fuel, over 1.1 million tons of high-quality livestock feed, and 55,000 tons of renewable corn oil. GLE also holds a 16% ownership interest in Granite Falls Energy LLC of Granite Falls, Minnesota and an 8% ownership interest in Redfield Energy LLC of Redfield, South Dakota, which provides additional ownership of more than 28 million gallons of annual ethanol production. GLE also has an interest of 20% in Harvestone Commodities Group, a global ethanol marketing and trading firm.

More information about Glacial Lakes Energy LLC is available at www.glaciallakesenergy.com